FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report Of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under the Securities Exchange Act of 1934

For the period ending March 11, 2013

Commission File Number: 0-28542

ICTS International N.V.

(Translation of registrant’s name into English)

Biesbosch 225, 1181 JC Amstelveen, The Netherlands

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X	Form 40-F _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):______ ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes_____ No     __X__

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

ITEM 8.01	OTHER EVENTS

ICTS International entered into an Employment Agreement with Ran Langer, one on its Managing Directors, which Employment Agreement commences April 1, 2013, for a two year period and provides for a monthly gross salary of €12,000.

ITEM 9.01	FINANCIAL STATEMENTS AND EXHIBITS

(d)	Copy of employment Agreement between ICTS International, N.V. and Ran Langer.

signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ICTS INTERNATIONAL N.V.

By: /s/ Ranaan Nir

      Ranaan Nir, Managing Director

Dated: March 12, 2013

EXHIBIT A

International N.V.

EMPLOYMENT CONTRACT

THE UNDERSIGNED:

1.	ICTS International N.V. having its registered office and its main office at
Biesbosch 225, 1181 JC Amstelveen.
Hereinafter referred to as: “ICTS”

2.	Ran Langer born on 15 August 1945, presently residing at
_________________________________________
Hereinafter referred to as “Director”

WHEREAS:

The Director was employed as Managing Director of ICTS since September 2004 without any compensation and;

Both parties wish to update the terms and conditions of the employment contract in writing

HEREBY AGREE AS FOLLOWS:

ARTICLE 1. TERM OF LABOUR CONTRACT

1.1	The contract of employment in the function of Managing Director will enter into for a period of time of two (2) years, taking effect as of April 1, 2013.

1.2	During the term of this contract each of the parties can terminate the employment observing the statutory notice period.

ARTICLE 2. FUNCTION AND TASKS

2.1	The Director shall be employed with ICTS as a full-time employee in the function of Managing Director (“statutair directeur” in terms of ICTS’ Articles of Association) and shall take it upon himself to execute all tasks that can reasonably be assigned to him by or on behalf of ICTS, tasks which the Director shall carry out to the best of ability.

2.2	The Director shall be headquartered at the offices of ICTS located at Biesbosch 225, Amstelveen, the Netherlands or transfer to other offices as ICTS may choose. Such transfer shall be arranged in mutual consultation between the Chairman of the Supervisory Board of ICTS and the Director.

2.3	The Director shall act as the Managing Director of ICTS, reporting to the Chairman of the Board of ICTS. The Director understands that ICTS is a public company with shares registered for trade on OTC (Over The Counter) and that accordingly his duties hereunder shall include all the responsibilities customarily associated with the position of Managing Director of such an entity.

ARTICLE 3. WORKING HOURS

The Director is appointed for a full-time tenure. Regarding the working hours, the nature of the function entails that it will be necessary to work beyond the given times to a certain extent. The Director shall not have the right to claim remuneration for extra hours worked.

ARTICLE 4. SALARY

4.1	The Director shall have the right to claim salary and emoluments from ICTS as provided for in this contract.

4.2	The salary of the Director shall amount to € 12.000,00 gross per month, on the basis of full-time employment by direct transfer into a bank of the Directors choice. The salary is inclusive of holiday allowance. The salary may be adjusted from time to time.

4.3	ICTS shall deduct wage tax and social security premiums from all payments which will be made to the Director under the employment agreement and pay such tax and premiums, unless it follows from the nature of the payment to be made that this can be done tax-free.

ARTICLE 5. VACATION DAYS

The vacation year coincides with the calendar year. On the basis of a full-time employment contract, the Director shall be entitled to 30 fully paid vacation days per year.

ARTICLE 6. EXPENSE COMPENSATION

6.1	Upon submission of written statements and bills in accordance with the then regular procedures of ICTS, the Director shall be entitled to reimbursement for reasonable out of pocked expenses necessarily incurred in the performance of his duties hereunder.

6.2	All costs of transfer including residential rent and expenses shall be paid by ICTS.

ARTICLE 7. BENEFITS

7.1	The Director shall be included to the extent eligible there under (at the expense of ICTS) in any and all existing plans (and any plans which may be adopted in the future), providing benefits for ICTS’ employees generally, including, but not limited to, group life and disability insurance, hospitalization, medical, vacation and any and all similar or comparable benefits given to senior management.

7.2	ICTS will provide the Director a car and shall bear all costs associated with such car, including the cost of fuel used on private travel (including holidays) abroad and any tax and social security contributions levied on account of the company car

7.3	ICTS shall provide the Director with a cell phone and shall bear all costs associated with the use of such cell phone by the Director. ICTS will reimburse all costs incurred by the Director in relation to his home phone (land line), fax and internet access.

7.4	Since the Director duties involve travelling and stay overseas ICTS shall cover the expenses of the Director (flight tickets in Business class, food, hotels and transportation) during his travels on behalf of ICTS.

7.5	ICTS shall bear the costs of a health insurance policy for the Director and his spouse including yearly medical check-up and travel insurance (AIPA).

7.5	In each financial year the Director shall receive from ICTS a bonus according to the Chairman of the Board’s decision and with the approval of the Compensation Committee.

7.7	ICTS shall cover the relocation costs (travel and shipping of one container with personal effects) associated with the relocation of the Director and his spouse from Israel and their return to Israel upon termination of this employment agreement.

7.8	The Director and his spouse are entitling to 3 flight tickets per year in Business class for him to Tel Aviv which will be paid by ICTS.

ARTICLES 8. RIGHTS AND OBLIGATIONS

8.1	The Director shall carry out his function as Managing Director of ICTS to the best of his ability at all times, having regard to the provisions of Dutch Law, the Articles of Association and the decisions and guidelines of ICTS, including a list adopted by the general meeting of shareholders with juristic and other authorities of the Director, for which the Director needs prior consent of the general meeting of shareholders. In general, the Director has an independent power of decision concerning the operational tasks of ICTS, but for major and far-reaching decisions (for instance material investments and finances) prior consent has to be obtained by the general meeting of shareholders of ICTS.

8.2	The Director is obliged to do everything and/or omit everything that a good director must do and/or must omit.

8.3	The general meeting of shareholders is entitled to appoint several (Managing) Directors. In that case the Directors will divide their tasks by mutual agreement and taking into consideration the guidelines of ICTS, if any.

8.4	The Director shall not be permitted to accept or claim, directly or indirectly, any commission, payment or compensation from customers, suppliers or third parties for activities or services, which are related to the activities of ICTS or the contract at hand, in any form whatsoever other than for the benefit of ICTS.

8.5	Except where the prior written permission of ICTS has been obtained, the Director shall not practice any trade of profession in addition to employee’s work for ICTS, in any manner or form whatsoever, whether under employee’s own name or by means of and/or in collaboration with other natural persons or legal entities.

8.6	The Director agrees that he shall offer in writing to ICTS all business deals that concern ICTS’ business and technology and shall not participate in those deals personally or through any agent, trust, family member, or other vehicle without the express written permission if ICTS with the understanding that ICTS shall have the right to participate.

8.7	Except as otherwise required by law, the Director shall not disclose or use at any time, except as part of his employment by ICTS, either during or after to such employment, any confidential information and trade secrets or knowledge obtained by the Director while employed by ICTS. Without limiting the generality of the foregoing, Director shall not disclose or use any information pertaining to the business of ICTS or any parent or subsidiary of ICTS, including, but not limited to, profit figures, names of or relationships with customers or advertisers, or the terms of any contract to which it to which it may be a party.

8.8	All property, which include written documents and photocopies of them, which the Director receives while working for ICTS, is and shall remain the property of ICTS. The Director shall return such property to the ICTS on the day this employment contract ends. The Director is also obliged, as soon as requested by ICTS, and in any event on the day the employment terminates, to bring all the system passwords used by the Director to the attention of ICTS.

ARTICLE 9. SURRENDER OF DOCUMENTS AND PROPERTIES

9.1	All of the work that the Director develops at the instruction of ICTS, or that the Director develops on his own initiative during working hours or outside of working hours with the aid of means of ICTS – including software, hardware, documentation etc. – shall be and shall remain the property of ICTS. This shall also apply all the rights to these goods.

9.2	Ultimately on the day the employment contract ends the Director shall:

•	Return and surrender to ICTS or its nominee all books, records, documents or other property (including ICTS’ car and cellular phone) belonging to ICTS and/or its affiliates;
•	Return and surrender to ICTS or its nominee any document, memorandum, record, letter, specification or other paper in his possession or under his control relating to the operations, business, customers or affairs of ICTS or its affiliates;

•	Bring to the attention of ICTS all system passwords used by the Director; and
•	Provide ICTS with all necessary information related to the completion and/or orderly transfer of work in progress.

ARTICLE 10. GOVERNMENT REGULATIONS

10.1	Government regulations which oblige ICTS to adopt a line of conduct other than that agreed to here, including fiscal regulations, which will be complied with and do not entitle the Director to claim any compensation whatsoever from ICTS in pursuance of some other ruling.

ARTICLE 11. ENTIRE AGREEMENT AND WAIVER OF BREACH

11.1	This agreement constitutes the entire agreement between the parties and supersedes and all prior agreements, understandings, and negotiations relating to the subject matter herein and constitutes the entire agreement between the parties relating to such subject matter. No term or condition of this agreement may be waived, changed, modified, extended or discharged unless in writing and signed by all parties to this agreement and subject to the prior consent of anybody and/or institution of ICTS in accordance with the from time to time applicable Articles of Association and decisions and guidelines of ICTS.

ARTICLE 12. TERMINATION FOR URGENT CAUSE

12.1	Each of the parties may terminate this contract at any time and immediately for urgent cause. For purposes of this agreement ‘urgent cause’ shall in any case mean:

•	Deliberate misappropriating any funds or properties of the Company;
•	Material fraud or willful and material misconduct with respect to performance of his duties under this agreement; or
•	Material breach of any material fiduciary duty to the Company; or material breach of his obligations under this agreement; or chronic neglect of his duties or chronic failure to act with respect to his duties as determined by the Board of Directors.

ARTICLE 13. COVENANT NOT TO COMPETE

13.1	The parties agree that the Company has a legitimate business interest, including, but not limited to:

•	Trade secrets, which include but are not limited to, intellectual properties, client lists, customers lists, vendor lists and marketing programs developed by and unique to the Company;

•	Valuable confidential business or professional information that otherwise does not qualify as trade secrets;
•	Substantial relationship with specific prospective or existing clients and vendor suppliers;
•	Client, vendor and supplier goodwill, its assets, corporate shares, investments and equity interests of the Company (collectively “Confidential Information and Trade Secrets”).

13.2	The parties further agree that the Company has a reasonable legitimate business interest and protectable interest in the right to prevent direct and indirect solicitation of existing clients and business relationships and its current employees.

13.3	In view of the foregoing, the Director’s employment by the Company in a very skilled highly valued position within its highly specialized organization and the payment of compensation listed herein and other valuable consideration, it is further agreed as follows:

•	The Director recognizes and acknowledges, as foresaid, that the Company has made substantial investment in time and expense in its Confidential Information and Trade Secrets and that the nature of the Director’s position will enable the Director to obtain and become familiar with Confidential Information and Trade Secrets, concerning business techniques, methodologies, marketing efforts, highly specialized employee training, intellectual properties, vendor lists, other lists and client relationships of the Company.

•	Because of the competitive environment in which the Company must conduct its business, the Director agrees and understands that material and irreparable injury would be done to the Company if the Director should violate the said legitimate business interest and protectable interest or assist competitors or engage in solicitation of existing clients or business relationships.

•	The Director will not during his employment with the Company and for a period of three (3) years thereafter use, offer, disclose or divulge by any means, directly or indirectly, any of the Confidential Information and Trade Secrets of the Company. The Director agrees that during his employment with the Company and three (3) years thereafter, he will not use any Confidential Information or Trade Secrets of the Company, which are property of the Company and which the Director acquired knowledge of in the course of and by virtue of his employment with the Company, to any corporation, firm, person, partnership, associations or other business entity, or use such Confidential Information and Trade Secrets in any manner contrary to this agreement.

ARTICLE 14. DEFAULT – REMEDIES

14.1	In the event of proof of breach by the Director, of any provisions of this agreement or any duty the Director may owe the Company, the Company shall be entitled to pursue any remedy at law or equity, and shall specifically at any time have the right to terminate any further payments of any kind or nature to be made under this agreement.

14.2	The Director acknowledges and agrees that, in the event of his breach of any of the provisions of this agreement, the Company will be irreparably injured and that damages will be difficult if not possible to measure and, accordingly, the Company shall be entitled to injunctive relief and to any other remedies available in equity or law, including court costs and expenses, taxable or otherwise, reasonably necessary in preparing for, seeking or obtaining abatement of or an injunction against such action or proceeding, or in enforcing this agreement, or in establishing or maintaining the applicability of, or validity of, this agreement, or any provision thereof, and in prosecuting any counterclaim or cross-complaint based thereon, or any other matter as ordered by a court of competent jurisdiction to enforce the provisions of this agreement.

ARTICLE 15. CONFIDENTIAL INFORMATION

15.1	Except as otherwise required by law, the Director shall not disclose or use at any time, except as part of his employment by the Company, either during or subsequent to such employment, any Confidential Information and Trade Secrets or knowledge obtained by the Director while employed by the Company. Without limiting the generality of the foregoing. The Director shall not disclose or use any information pertaining to the business of the Company or any parent or subsidiary of the Company, including, but not limited to, profit figures, names of or relationships with customers or advertisers, or the terms of any contracts to which it to which it be a party. The obligation imposed by this Article shall survive the expiration or other termination of this agreement.

ARTICLE 16. CONCLUDING PROVISIONS

16.1	This contract and all contracts resulting from it are subjected to Dutch law.

16.2	Within the limits of reasonableness, ICTS reserves the right to modify and/or supplement this agreement and all arrangements made hereunder between the parties, if in ICTS’ judgment circumstances warrant such modification or supplementation.

16.3	The pages if this contract shall be provided with an initial.

Thus agreed and signed in duplicate on _________________ 2013.

/s/ M. Atzmon	/s/ Ran Langer
ICTS International N.V.	Ran Langer

M. Atzmon

Chairman of the Board